Exhibit 99.1

Jeffs’ Brands to Acquire 50.01% Interest in an AI marketing Business to Enhance Its Machine Learning Capabilities

The Company has entered into a non-binding letter of intent for, among others, the integration of the AI-based tool developed by B24Chat which will strengthen Jeffs’ Brands’ in-house marketing system and upgrade its marketing and services performance.

Tel Aviv, Israel, July 06, 2023 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has entered into a non-binding letter of intent (“LOI”) to acquire a majority controlling interest of the B24Chat business, an AI marketing platform specializing in enterprise-level omnichannel and conversational automation management.

The entry into the LOI and the transaction contemplated thereby aligns with Jeffs’ Brands’ commitment to leveraging state-of-the-art technologies for enhancing its in-house marketing and service capability and revenue growth.

This acquisition signifies Jeffs’ Brands’ strategic entry into the AI domain, complementing its existing suite of businesses. B24Chat, an AI-based customer service platform, offers an omnichannel and conversational automation management solution that helps companies streamline their customer interactions across various platforms.

Pursuant to the LOI and subject to entry into a definitive agreement, the parties will establish a new company (“NewCo”) in which Jeffs’ Brands will invest an aggregate amount of $1,000,000, of which $500,000 will be paid in cash and $500,000 will be paid in newly-issued ordinary shares of Jeffs’ Brands, in consideration for 50.01% of NewCo’s fully diluted share capital. The founder of B24Chat shall assign all of its rights, title and interest in the technology of the B24Chat business in consideration for 49.99% of NewCo’s fully diluted share capital.

The B24Chat platform offers companies the ability to build and operate their own branded, sales-focused websites or easy-to-use iOS & Android apps. By connecting to a company’s website, customer relationship management (CRMs) and/or enterprise resource planning (ERP), B24Chat’s smart bots can “read” and “look” through content, gathering information about products and services, as well as updating news about the company and the market. The bot even learns on its own, developing unique scenarios to prepare for conversations with clients.

“This potential transaction is a strategic move that aligns with Jeffs’ Brands vision to stay at the forefront of technology and service. The LOI underscores Jeffs’ Brands’ commitment to enhancing its customer experiences through technology innovation, underscoring the importance of AI in shaping the future of business communications,” said Viki Hakmon, Chief Executive Officer of Jeffs’ Brands. “We look forward to leveraging B24Chat’s AI capabilities to enhance the Company’s customer engagement across all our brands.”

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the acquisition of 50.01% interest in the business of the B24Chat platform, the anticipated benefits of such acquisition and our commitment to enhancing our customer experiences through technology innovation.  Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 10, 2023 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com